082-0521

Regulatory Announcement

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RECEIVED

2007 JUL 10 P 3:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Transaction in Own Shares
Released	17:36 28-Jun-07
Number	2658Z

SUPPL

Tesco PLC
28 June 2007

Tesco PLC - Transactions in Own Shares

Tesco PLC announces that on 28 June 2007 it purchased from Merrill Lynch International 3,250,000 ordinary shares at an average price of 420.926923 pence per share. The purchased shares will be cancelled.

07025104

Contact: J Lloyd
Company Secretary
Tesco PLC
Delamare Road
Cheshunt
Waltham Cross
Hertfordshire
EN8 9SL

Tel: 01992 632222

PROCESSED
JUL 13 2007
THOMSON
FINANCIAL

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dlw 7/11

Company	Tesco PLC
TIDM	TSCO
Headline	Result of AGM
Released	16:00 29-Jun-07
Number	3649Z

RNS Number:3649Z
Tesco PLC
29 June 2007

Tesco PLC

29 June 2007

Tesco Plc - Results of AGM

All resolutions proposed at the Annual General Meeting of the Company held on 29 June 2007 were passed by shareholders, with the exception of resolution number 23, Requisitionists' resolution which the board of directors recommended was voted against.

Tesco Plc Annual General Meeting Poll Results

		For	Against	Withheld	Total
01	Receive Directors' Report and Accounts	4,866,245,456	11,360,233	8,722,259	4,886,327,948
02	Approve the Director's Remuneration Report	4,458,755,571	315,436,845	112,277,918	4,886,470,334
03	Declare a final dividend	4,885,598,517	275,902	597,592	4,886,472,011
04	Re-elect Mr E M Davies as director	4,826,267,375	58,443,319	1,402,926	4,886,113,620
05	Re-elect Dr H Einsmann as director	4,698,049,961	65,134,501	123,238,775	4,886,423,237
06	Re-elect Mr K Hydon as director	4,857,133,391	28,192,076	1,063,322	4,886,388,789
07	Re-elect Mr D Potts as director	4,760,466,612	60,410,641	65,416,941	4,886,294,194
08	Re-elect Mr D Reid as director	4,797,400,863	39,464,751	49,523,858	4,886,389,472

09	Elect Ms L Neville-Rolfe as director	4,759,021,976	61,088,561	66,180,692	4,886,291,229
10	Re-appoint the auditors	4,782,333,987	58,456,692	45,597,901	4,886,388,580
11	Set the auditors' remuneration	4,802,604,283	81,702,338	1,941,803	4,886,248,424
12	Authorise the directors to allot relevant securities	4,855,936,168	27,927,656	2,464,036	4,886,327,860
13	Disapply pre-emption rights	4,863,173,551	19,518,303	3,720,840	4,886,412,694
14	Authorise the Company to purchase its own shares	4,882,367,704	2,771,393	1,207,951	4,886,347,048
15	Authorise political donations by the company	4,604,255,925	195,086,645	86,955,469	4,886,298,039
16	Authorise political donations by Tesco Stores Limited	4,604,053,313	195,291,777	86,888,303	4,886,233,393
17	Authorise the adoption of new articles of association	4,872,280,122	3,644,941	10,334,596	4,886,259,659
18	Adopt the Group New business Incentive Plan 2007	4,020,637,161	788,704,662	76,794,337	4,886,136,160
19	Adopt the US Long-Term Incentive Plan 2007	4,546,767,893	180,901,293	153,149,500	4,880,818,686
20	Amend the Performance Share Plan 2004	4,293,775,917	466,098,999	126,341,660	4,886,216,576
21	Adopt the Executive Incentive Plan 2004	4,611,362,185	220,523,917	54,371,226	4,886,257,328
22	Adopt the International Bonus Plan	4,785,658,243	89,572,877	10,942,029	4,886,173,149

23	Requisitionists' resolution	405,669,462	3,936,607,050	543,341,796	4,885,618,308

Results of the poll can also be viewed on the Company's website: www.tesco.com

Enquiries: J Lloyd
Company Secretary
Tesco plc
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 01992 632222

END

Regulatory Announcement

Go to market news section | Free annual report

Company	Tesco PLC
TIDM	TSCO
Headline	Total Voting Rights
Released	16:30 29-Jun-07
Number	3470Z

RNS Number:3470Z
Tesco PLC
29 June 2007

Tesco PLC

29 June 2007

TESCO PLC - VOTING RIGHTS AND CAPITAL

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

At mid-day on 29th June 2007 Tesco plc had 7,870,239,296 issued ordinary shares of 5p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Tesco plc. Tesco plc does not hold any ordinary shares in Treasury.

This figure 7,870,239,296 may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, Tesco plc under the FSA's Disclosure and Transparency Rules.

Enquiries: J Lloyd
Company Secretary
Tesco plc
Delamare Road
Cheshunt
Hertfordshire
EN8 9SL
Tel. 019792 632222

END

This information is provided by RNS
The company news service from the London Stock Exchange

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